UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Hawkins, Inc., formerly Hawkins Chemical, Inc.

(Name of Issuer)

Common Stock, Par Value $.05 per share

(Title of Class of Securities)

420261 10 9 formerly 420200 10 7

(CUSIP Number)

Check the following box if a fee is being paid with this statement ¨.  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420261 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkins, Inc. Employee Stock Ownership Plan and Trust (a) 41-0771293

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,312,625 (b)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,312,625 (b)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,312,625 (b)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23%

12.	Type of Reporting Person (See Instructions) EP

NOTES

(a)       The Trustees of the Hawkins, Inc. Employee Stock Ownership Plan and Trust are Messrs. John R. Hawkins, Kurt R. Norman and Marvin E. Dee.  Messrs. Hawkins and Norman are both directors and officers of the Issuer and Mr. Dee is an officer but not a director.  Apart from the plan holdings in this plan and the individual interests of each trustee under such plan as of December 31, 2001, these individuals had personal holdings of the Issuer’s common stock as set forth below.  Unless otherwise noted, all shares shown are held by individuals possessing sole voting and dispositive power with respect to such shares.

	Number of	Percentage
Name	Shares	of Class

John R. Hawkins	43,210[1]	0.004%
Kurt R. Norman	15,310[2]	0.001%
Marvin E. Dee	370[0]	0.00004%

(b)           The Hawkins, Inc. Employee Stock Ownership Plan and Trust (the “ESOP”) currently holds 2,312,625 shares of the Issuer’s common stock, representing 23% of the total outstanding shares.  The ESOP allows participants to direct the voting of shares allocated to their accounts, but since the Trustees may vote shares with respect to which no directions are received, the Trustees may be deemed to share voting power as to all of these shares.  In addition, certain Trustees, as individual participants in the ESOP, have the power to direct the voting of the following number of shares allocated to their personal accounts as of December 31, 2001:  John R. Hawkins, 128,424 shares, Kurt R. Norman, 29,594 shares, and Marvin E. Dee, 456 shares.  The Trustees also have dispositive power with respect to all 2,312,625 shares, provided that this power is limited by a requirement that the assets of the ESOP Trust must consist primarily of shares of the Issuer’s stock.  Each Trustee disclaims beneficial ownership of the shares attributed to him solely as a Trustee of the ESOP.

1              Mr. Hawkins has sole voting and dispositive power over all of these 43,210 shares, except 33,170 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

2              These 15,310 shares include 1,428 shares held by Mr. Norman's wife as custodian for their children, and to which he disclaims beneficial ownership.

Item 1.
	(a)	Name of Issuer Hawkins, Inc.
	(b)	Address of Issuer's Principal Executive Offices 3100 East Hennepin Avenue Minneapolis, Minnesota 55413

Item 2.
	(a)	Name of Person Filing Hawkins, Inc. Employee Stock Ownership Plan and Trust
	(b)	Address of Principal Business Office or, if none, Residence Residence c/o Hawkins, Inc. 3100 East Hennepin Avenue Minneapolis, Minnesota 55413
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock, Par Value $.05 per share
	(e)	CUSIP Number 420261 10 9

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act
(d)	☐	Investment Company registered under section 8 of the Investment Company Act
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☒	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d–1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d–1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(H)

Item 4.	Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d–1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount beneficially owned: 2,312,625 (See Note b)
(b) Percent of class: 23%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 2,312,625 (See Note b)
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 2,312,625 (See Note b)

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signatures

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned Trustees of Hawkins, Inc. Employee Stock Ownership Trust certify that the information set forth in this statement is true, complete and correct.

HAWKINS, INC.
EMPLOYEE STOCK OWNERSHIP TRUST

Dated: February 6, 2002	By:	/s/ John R. Hawkins
John R. Hawkins, Trustee

	By:	/s/ Kurt R. Norman
Kurt R. Norman, Trustee

	By:	/s/ Marvin E. Dee
Marvin E. Dee, Trustee